Exhibit 99.3

INNEOVA HOLDINGS LIMITED

14 Ang Mo Kio Street 63

Singapore 569116

PROXY STATEMENT

General

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors our Board of Directors for an annual general meeting of members (the “Meeting”) to be held at 10 a.m. (Singapore Time) on August 25, 2025 or at any adjournment or postponement thereof. The Meeting will be held at 14 Ang Mo Kio Street 63, Singapore 569116.

We will send or make these proxy materials available to shareholders on or about August 12, 2025.

PURPOSE OF THE ANNUAL GENERAL MEETING

Proposal 1.a.	Election of Director: to approve, as an ordinary resolution, that Han Yee Yen be re-elected as a director of the Company;

Proposal 1.b.	Election of Director: to approve, as an ordinary resolution, that Neo Chin Heng be re-elected as a director of the Company;

Proposal 2.	Appointment of New Auditor: to approve, as an ordinary resolution, the appointment of YCM CPA INC as independent auditor of the Company for the financial year ending December 31, 2025 be ratified;

Proposal 3.	(A) Redesignation and Reclassification of Share Capital, (B) Replace Article 8 of the Memorandum of Association; and (C) Approve Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that :

(A)

the shares of the Company be re-designated and re-classified such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$100,000 divided into 200,000,000 ordinary shares of a nominal or par value of US$0.0005 each to (ii) US$100,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0005 each, 25,000,000 Class B ordinary shares of a nominal or par value of US$0.0005 each, and 25,000,000 Preferred Shares of a nominal or par value of US$0.0005 each, by the re-designation and re-classification of (x) 137,454,376 unissued Ordinary Shares of a nominal or par value of US$0.0005 each into 137,454,376 unissued Class A ordinary shares of a nominal or par value of US$0.0005 each, (y) 21,000,000 unissued Ordinary Shares of a nominal or par value of US$0.0005 each into 21,000,000 unissued Class B ordinary shares of a nominal or par value of US$0.0005 each, and (z) 25,000,000 unissued Ordinary Shares of a nominal or par value of US$0.0005 each into 25,000,000 unissued Preferred Shares of a nominal or par value of US$0.0005 each, and the currently issued 16,545,624 ordinary shares of a nominal or par value of US$0.0005 each in the Company be and are re-designated and re-classified into 4,000,000 Class B ordinary shares of a nominal or par value of US$0.0005 each with 100 votes per share (the “Class B Ordinary Shares”), 12,545,624 Class A ordinary shares of a nominal or par value of US$0.0005 each with 1 vote per share (the “Class A Ordinary Shares”) and 0 preferred shares of a nominal or par value of US$0.0005 each, on a one for one basis, as follows:

Name of Shareholder	Number of existing ordinary shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Soon Aik Global Pte. Ltd.	14,561,249	10,561,249 Class A Ordinary Shares
		4,000,000 Class B Ordinary Shares
All other shareholders	1,984,375	1,984,375 Class A Ordinary Shares
Total	16,545,624

(B)	the existing clause 8 of the existing memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“8. The share capital of the Company is US$100,000 divided into (a) 150,000,000 Class A Ordinary Shares with a par value of US$0.0005 each, (b) 25,000,000 Class B Ordinary Shares with a par value of US$0.0005 each and (c) 25,000,000 Preferred Shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)	the Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

Proposal 4.	Share Consolidation: to approve, as an ordinary resolution, that:-

(A)	a share consolidation of the Company’s all issued and unissued shares of whatever classes and series be approved at a ratio of not less than one(1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Proposal 5:	Authorization of Directors and Officers: Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Why did I receive these materials?

Our Members as of the close of business on July 31, 2025, which we refer to as the “Record Date,” are entitled to vote at our annual general meeting (the “Meeting”) of members (“Members”), which will be held on August 25, 2025. As a Member, you are invited to attend the Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Member action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Extraordinary Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy notice, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share of the Company you own as of the Record Date. As of the Record Date, there were 16,545,624 ordinary shares outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Meeting?

The presence, in person or by proxy, of two or more holders of one-third of the outstanding ordinary shares is necessary to constitute a quorum at the Meeting. Based on the number of ordinary shares outstanding on the Record Date, the holders of our outstanding shares representing at least 5,515,208 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding ordinary shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my ordinary shares in person at the Meeting?

Ordinary shares held in your name as the Member of record may be voted by you in person at the Meeting. Ordinary shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the ordinary shares.

How can I vote my shares without attending the Meeting?

Whether you hold ordinary shares directly as the Member of record or beneficially in “street name,” you may direct how your ordinary shares are voted without attending the Meeting. If you are a Member of record (that is if your ordinary shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Meeting, you may complete and deliver your completed proxy card in accordance with the instructions printed thereon. If you hold ordinary shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your ordinary shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Chief Financial Officer, Ivy Lee, at ivy.lee@soonaik.com, or by signing a proxy card bearing a later date, or by attending the Meeting and voting in person.

For ordinary shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person. If you are a Member of record, the powers of the proxy holder will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by VStock, 18 Lafayette Place, Woodmere, New York 11598 (“VStock”), our transfer agent, who will act as master tabulator; however, no representatives of VStock will attend the Meeting. If you are a Member of record, your signed proxy card is returned directly to VStock for tabulation. If you hold your ordinary shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to VStock on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends:

FOR Proposal 1.a., the re-election of Han Yee Yen as a director;

FOR Proposal 1.b., the re-election of Neo Chin Heng as a director;

FOR Proposal 2, the appointment of YCM CPA INC as independent auditor of the Company for the financial year ending December 31, 2025;

FOR Proposal 3,

(A)

the re-designation and re-classification of shares of the Company such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$100,000 divided into 200,000,000 ordinary shares of a nominal or par value of US$0.0005 each to (ii) US$100,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0005 each, 25,000,000 Class B ordinary shares of a nominal or par value of US$0.0005 each, and 25,000,000 Preferred Shares of a nominal or par value of US$0.0005 each, by the re-designation and re-classification of (x) 137,454,376 unissued Ordinary Shares of a nominal or par value of US$0.0005 each into 137,454,376 unissued Class A ordinary shares of a nominal or par value of US$0.0005 each, (y) 21,000,000 unissued Ordinary Shares of a nominal or par value of US$0.0005 each into 21,000,000 unissued Class B ordinary shares of a nominal or par value of US$0.0005 each, and (z) 25,000,000 unissued Ordinary Shares of a nominal or par value of US$0.0005 each into 25,000,000 unissued Preferred Shares of a nominal or par value of US$0.0005 each, and the currently issued 16,545,624 ordinary shares of a nominal or par value of US$0.0005 each in the Company be and are re-designated and re-classified into 4,000,000 Class B ordinary shares of a nominal or par value of US$0.0005 each with 100 votes per share (the “Class B Ordinary Shares”), 12,545,624 Class A ordinary shares of a nominal or par value of US$0.0005 each with 1 vote per share (the “Class A Ordinary Shares”) and 0 preferred shares of a nominal or par value of US$0.0005 each, on a one for one basis, as stated in this notice above;

(B)	the deletion of existing clause 8 of the memorandum of association and its replacement with a new clause 8 reflecting the re-classification and re-designation of the authorized share capital of the Company into three classes; and

(C)	the adoption of the Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the proxy notice (the “Amended and Restated Memorandum and Articles of Association”) in substitution for and to the exclusion of the Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

FOR Proposal 4,

(A)	the share consolidation of the Company’s all issued and unissued shares of whatever classes and series be approved at a ratio of not less than one(1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Neo Chin Heng, our Chief Executive Officer and one of our Executive Directors, Neo Chin Aik, our Deputy Chief Executive Officer and one of our Executive Directors, and Neo Chee Eng and Neo Ching Kat, both indirect shareholders, collectively hold 100.00% of Soon Aik Global Pte. Ltd. (“Soon Aik”), which in turn beneficially owns an aggregate of approximately 87.8% of our issued and outstanding ordinary shares (collectively, the “Soon Aik Shareholders”). The Soon Aik Shareholders advised the Company that Soon Aik intends to vote the 14,561,249 ordinary shares representing approximately 87.8% of the outstanding ordinary shares as of the Record Date in favor of the proposals above. In the event a minimum quorum of 5,515,208 shares is present at the Meeting, the shares held of record by Soon Aik and voted in favor of the above proposals will be sufficient to approve the proposals. The Soon Aik Shareholders will hold enough shares to meet the quorum requirement.

Proposal 3 will become effective upon approval of our shareholders. Following such approval, the Amended and Restated Memorandum and Articles of Association will provide that each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to the vote at general meetings of the Company.

The proposed Redesignation and Reclassification of Share Capital in Proposal 3 will not affect in any way the validity or transferability of the shares outstanding, or the trading of the Company’s shares on the Nasdaq Capital Market. If the proposal is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class A Ordinary Shares or Class B Ordinary Shares or securities convertible into Class A Ordinary Shares or Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class A Ordinary Shares or Class B Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

PROPOSALS 1.a. AND 1.b.

RE-ELECTION OF DIRECTORS

According to Article 87A of the Articles, one-third of the directors are subject to retirement at least once every three years and are thereby subject to re-appointment by a vote of the shareholders every three years on a rotating basis. The following is a table of our current board of directors and their respective terms:

Name	Title	Term
Neo Chin Heng	Executive director and chief executive officer	2025
Han Yee Yen	Independent director	2025
Neo Chin Aik	Executive director and deputy chief executive officer	2026
Koh Chin Chye	Independent director	2026
Wong Gang	Independent director	2027

Based on the resolutions of the Nominating and Corporate Governance Committee dated April 23, 2025, Han Yee Yen and Neo Chin Heng have each been nominated for re-election as a director and shall be eligible for re-election at the Meeting.

Han Yee Yen and Neo Chin Heng have indicated that they will offer themselves for re-election as directors at the Meeting. Their names, ages as of June 2025, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Neo Chin Heng	61	Executive director and chief executive officer

Han Yee Yen	69	Independent Director

Neo Chin Heng (“Mr. Neo”) is an Executive Director and Chief Executive Officer of our Company. He was appointed as a director on February 14, 2022. Mr. Neo is responsible for the Off-Highway Business conducted through Filtec.

Mr. Neo has more than 25 years of experience in the INNEOVA Industrial Business. Between 1984 and 1993, Mr. Neo was an army officer with the Singapore Armed Forces. In 1993, he joined INNEOVA Automotive Pte Ltd (f.k.a Spare-Parts Zone Pte Ltd) and established work processes and sales channels to include export, wholesale, retail and service/repairs. In September 1999, Mr. Neo was appointed the managing director of INNEOVA Industrial Pte Ltd (f.k.a. Filtec Private Limited) when the company was set up to expand its product offerings and to cater to different industries. INNEOVA Industrial Pte Ltd (f.k.a. Filtec Private Limited) has later grown to be a reliable distributor and supplier of industrial spare parts. Mr. Neo is an executive committee member of the Business Leaders Alumni Club in Singapore. He was appointed as a director of INNEOVA Automotive Pte Ltd (f.k.a Spare-Parts Zone Pte Ltd) and Autozone Automotive Pte Ltd (S) in 2022. From April 2023 to November 2024, he was appointed to the board of directors of Multi Ways Holdings Limited, a Singapore-based public company listed on the New York Stock Exchange American exchange, where he serves as chair of the nomination committee, and as a member of the audit committee and compensation committee.

Mr. Neo graduated with a Bachelor of Science (Industrial Engineering) degree from The University of Oklahoma, USA in May 1990 and a Technical Diploma in Production Engineering from Singapore Polytechnic in May 1984.

Han Yee Yen (“Mr. Han”) Mr. Han serves as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Han has over 41 years of experience in auditing, accounting, and financial management as a financial controller in different industries. From October 2010 to December 2014, Mr. Han was the group chief financial officer in Jubilee Industries Holdings Ltd., a company whose shares are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: NHD). From December 2014 to July 2015, Mr. Han was the group financial controller of 800 Super Holdings Limited, a company whose shares were previously listed on the Catalist of the Singapore Exchange Securities Trading Limited. From September 2015 to March 2019, Mr. Han was the group financial controller of Kee Song Food Corporation (S) Pte Ltd, a subsidiary of Kee Song Bio-Technology Holdings Limited, a company whose shares are listed on the Taiwan Stock Exchange Corporation (stock code 1258), where he was responsible for handling the group’s financial and accounting matters, ensuring compliance with the Taiwan listing rules and regulations and overseeing the IT department. Since April 2019, Mr. Han works at Y Y Han Management Enterprise as a sole proprietor, where he provides accounting and finance services to small and medium-sized enterprises clients. In August 2025, he was appointed to the board of directors of JBDI Holdings Limited (stock code: JBDI), a Singapore-based public company listed on the Nasdaq stock exchange, where he serves as chair of the audit committee, and as a member of the nomination and compensation committees.

Mr. Han obtained a Bachelor of Commerce (Accountancy) in Nanyang University of Singapore in June 1979. Mr. Han is also a Fellow Chartered Accountant of Singapore since July 2013 and a fellow of the Institute of Certified Public Accountants of Singapore since November 2004.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1.a. and 1.b. AND THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that YCM CPA INC be appointed as our independent auditor for the financial year ending December 31, 2025.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE CONFIRMATION OF THE APPOINTMENT OF YCM CPA INC AS OUR INDEPENDENT AUDITOR FOR FINANCIAL YEAR ENDING DECEMER 31, 2025.

PROPOSAL 3

(A) REDESIGNATION AND RECLASSIFICATION OF SHARE CAPITAL,

(B) REPLACE ARTICLE 8 OF MEMORANDUM OF ASSOCIATION,

AND

(C) APPROVE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Board of Directors has approved and recommends the shareholders to approve, as a special resolution,

(A)

the shares of the Company be re-designated and re-classified such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$100,000 divided into 200,000,000 ordinary shares of a nominal or par value of US$0.0005 each to (ii) US$100,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0005 each, 25,000,000 Class B ordinary shares of a nominal or par value of US$0.0005 each, and 25,000,000 Preferred Shares of a nominal or par value of US$0.0005 each, by the re-designation and re-classification of (x) 137,454,376 unissued Ordinary Shares of a nominal or par value of US$0.0005 each into 137,454,376 unissued Class A ordinary shares of a nominal or par value of US$0.0005 each, (y) 21,000,000 unissued Ordinary Shares of a nominal or par value of US$0.0005 each into 21,000,000 unissued Class B ordinary shares of a nominal or par value of US$0.0005 each, and (z) 25,000,000 unissued Ordinary Shares of a nominal or par value of US$0.0005 each into 25,000,000 unissued Preferred Shares of a nominal or par value of US$0.0005 each, and the currently issued 16,545,624 ordinary shares of a nominal or par value of US$0.0005 each in the Company be and are re-designated and re-classified into 4,000,000 Class B ordinary shares of a nominal or par value of US$0.0005 each with 100 votes per share (the “Class B Ordinary Shares”), 12,545,624 Class A ordinary shares of a nominal or par value of US$0.0005 each with 1 vote per share (the “Class A Ordinary Shares”) and 0 preferred shares of a nominal or par value of US$0.0005 each, on a one for one basis, as follows:

Name of Shareholder	Number of existing ordinary shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Soon Aik Global Pte. Ltd.	14,561,249	10,561,249 Class A Ordinary Shares
		4,000,000 Class B Ordinary Shares
All other shareholders	1,984,375	1,984,375 Class A Ordinary Shares
Total	16,545,624

(B)	the existing clause 8 of the existing memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“8. The share capital of the Company is US$100,000 divided into (a) 150,000,000 Class A Ordinary Shares with a par value of US$0.0005 each, (b) 25,000,000 Class B Ordinary Shares with a par value of US$0.0005 each and (c) 25,000,000 Preferred Shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)	the Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the proxy notice (the “Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, FOR (A) REDESIGNATION AND RECLASSIFICATION OF SHARE CAPITAL, (B) REPLACE ARTICLE 8 OF MEMORANDUM OF ASSOCIATION, AND (C) APPROVE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 4

SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “INEO.” In order for the ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). According to Nasdaq Rule 5810(c)(3)(A), a failure to meet the continued listing requirement for minimum bid price shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the company shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance. Notwithstanding the foregoing, if a company’s security fails to meet the continued listing requirement for minimum bid price and the company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A). If the Company fails to meet the continued listing requirement for minimum bid price for a period of 30 consecutive business days, the Listing Qualifications Department will issue a Staff Delisting Determination.

In order to retain the compliance with the Bid Price Rule under Nasdaq Listing Rule 5810(c)(3)(A), the closing bid price of the Company’s shares shall not be less than US$1.00 for a period of 30 consecutive business days. The closing bid price of the Company’s ordinary shares has been around or below $1.00 per share since August 1, 2025.

The Board believes that the delisting of its shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of its shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

Considering the volatile stock market and to enhance the Company’s ability to retain the compliance with the Bid Price Rule and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate a share consolidation to increase the market price of the shares of the Company to meet the Bid Price Rule if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect the Share Consolidation within Range to be determined by the Board in its sole discretion within 180 calendar days after the shareholders’ approval (and if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of shares of the Company to round up any fractions of shares of the Company issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

In evaluating whether or not to conduct the share consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the relevant shares of the Company on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the shares of the Company. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of the relevant shares of the Company than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the relevant shares of the Company, it may not increase the market price of the relevant shares of the Company in proportion to the reduction in the number of the relevant shares of the Company outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the relevant shares of the Company declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the relevant shares of the Company could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued if the Share Consolidation is effected. Upon approval of Proposal 4, the directors will be authorized to settle as they consider expedient any difficulty which arises in relation to such fraction shares, including but not limited to rounding up any fractions of shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, subject to passing of the Redesignation and Reclassification of Share Capital and the adoption of the Amended and Restated Memorandum and Articles of Association, our authorized shares will be consolidated at the ratio between one (1)-for-two (2) and one (1)-for-fifty (50), accompanied by a corresponding increase in the par value of the shares of the Company, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding shares of the Company at the ratio between one (1)-for-two (2) and one (1)-for- fifty (50), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding shares of the Company immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of the relevant shares of the Company being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation if the Board determines to proceed with it, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, VStock, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE SHARE CONSOLIDATION.

PROPOSAL 5

AUTHORIZATION OF DIRECTORS AND OFFICERS

Proposal 5 is a general power to be granted to directors and officers to take any and every action to implement the matters in Proposals 1 to 4.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, THE AUTHORIZATION OF each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Neo Chin Heng

Executive Director and

Chief Executive Officer